Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Media Challenge Holdings Limited	British Virgin Islands	100%
Shenzhen New Media Consulting Co., Ltd.	China	100%
Shenzhen Media Investment Co., Ltd.	China	100%
Shenzhen New Media Advertising Company Ltd.	China	100%
Beijing Media Management Consultation Company	China	100%
Shenzhen Keungxi Technology Company Ltd.	China	48%